October 28, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Shares of beneficial interest, no par value per share, of the following series of the Northern Lights Fund Trust III, under the Exchange Act of 1934:

- Counterpoint High Yield Trend ETF
- Counterpoint Quantitative Equity ETF

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com